                                                                    EXHIBIT 13.1




                          INDEPENDENT AUDITORS' REPORT


Board of Directors and Shareholders
Western Atlas Inc.

We have audited the accompanying consolidated balance sheets of Western Atlas Inc. and subsidiaries (the "Company") as of December 31, 1997 and 1996, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Western Atlas Inc. and subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.



/s/ Deloitte & Touche LLP
Deloitte & Touche LLP


Houston, Texas
February 18, 1998, March 9, 1998
with respect to Note N

                               WESTERN ATLAS INC.
                       CONSOLIDATED STATEMENTS OF INCOME
                    (in thousands, except per share amounts)


                                                              YEAR ENDED DECEMBER 31,
                                                 ---------------------------------------------
                                                     1997             1996             1995
                                                 -----------      -----------      -----------
Revenue                                          $ 1,658,150      $ 1,418,108      $ 1,282,927
                                                 -----------      -----------      -----------

Costs and expenses:
  Operating expenses                                 962,683          834,635          742,901
  General and administrative                          66,758           72,004           71,730
  Research and technology                             59,153           54,810           59,843
  Depreciation, depletion, and amortization          368,937          309,213          273,550
                                                 -----------      -----------      -----------
    Total costs and expenses                       1,457,531        1,270,662        1,148,024
                                                 -----------      -----------      -----------

Operating profit                                     200,619          147,446          134,903
                                                 -----------      -----------      -----------

Other income and expenses:
  Spin-off related costs                              (8,350)              --               --
  Interest income                                      1,832            1,477            1,844
  Interest expense                                   (42,856)         (32,386)         (33,539)
                                                 -----------      -----------      -----------
    Total other income and expenses                  (49,374)         (30,909)         (31,695)
                                                 -----------      -----------      -----------

Earnings from continuing operations before
   taxes on income                                   151,245          116,537          103,208
Taxes on income                                      (59,434)         (46,615)         (41,799)
                                                 -----------      -----------      -----------
  Earnings from continuing operations                 91,811           69,922           61,409

Discontinued operations -- results of UNOVA,
  Inc. distributed to shareholders                  (154,927)          55,743           38,430
                                                 -----------      -----------      -----------

  Net earnings (loss)                            $   (63,116)     $   125,665      $    99,839
                                                 ===========      ===========      ===========

Basic net earnings (loss) per share:
  Continuing operations                          $      1.69      $      1.31      $      1.16
  Discontinued operations                              (2.85)            1.04              .72
                                                 -----------      -----------      -----------
    Total earnings (loss) per share              $     (1.16)     $      2.35      $      1.88
                                                 ===========      ===========      ===========


Diluted net earnings (loss) per share:
  Continuing operations                          $      1.65      $      1.29      $      1.14
  Discontinued operations                              (2.78)            1.03              .72
                                                 -----------      -----------      -----------
    Total earnings (loss) per share              $     (1.13)     $      2.32      $      1.86
                                                 ===========      ===========      ===========


Shares used in computing net earnings (loss)
  per share:
    Basic                                             54,252           53,490           53,074
    Diluted                                           55,613           54,271           53,755




          See accompanying notes to consolidated financial statements.

                               WESTERN ATLAS INC.
                           CONSOLIDATED BALANCE SHEETS
              (in thousands, except par value and number of shares)

                                                                               DECEMBER 31,
                                                                       ----------------------------
                                                                          1997             1996
                                                                       -----------      -----------
ASSETS
Current assets:
  Cash and cash equivalents                                            $    33,504      $    16,296
  Accounts receivable, less allowance for doubtful
     accounts of $27,853 (1997) and $19,831 (1996)                         445,420          360,935
  Inventories                                                               39,360           42,706
  Deferred tax assets                                                       34,841           43,049
  Other current assets                                                      39,366           35,158
  Net assets of UNOVA, Inc.                                                     --          574,508
  Due from UNOVA, Inc.                                                          --          109,574
                                                                       -----------      -----------

    Total current assets                                                   592,491        1,182,226

Property, plant, and equipment, net of accumulated depreciation
  and depletion of $491,779 (1997) and $459,978 (1996)                     926,382          692,252

Multiclient seismic data and other assets                                  479,654          325,238

Goodwill and other intangibles, net of accumulated amortization
   of $38,778 (1997) and $30,141 (1996)                                    332,180          299,494
                                                                       -----------      -----------

Total assets                                                           $ 2,330,707      $ 2,499,210
                                                                       ===========      ===========

LIABILITIES AND SHAREHOLDERS' EQUITY Current liabilities:
  Accounts payable and accrued liabilities                             $   260,627      $   257,070
  Payroll and related expenses                                             111,108           97,147
  Notes payable and current portion of long-term debt                      106,592           53,055
                                                                       -----------      -----------

    Total current liabilities                                              478,327          407,272
                                                                       -----------      -----------

Long-term debt                                                             701,530          450,589
                                                                       -----------      -----------

Deferred tax liabilities                                                    11,157            8,435
                                                                       -----------      -----------

Deferred revenue and other long-term obligations                           252,826          129,976
                                                                       -----------      -----------

Commitments and contingencies

Shareholders' equity:
  Preferred stock -- $1 par value; 25,000,000 shares authorized                 --               --
  Common stock -- $1 par value; 150,000,000 shares authorized,
    54,587,518 (1997) and 53,705,712 (1996) issued and outstanding          54,588           53,706
  Additional paid-in capital                                               685,283        1,146,066
  Retained earnings                                                        150,502          291,458
  Cumulative currency translation adjustments                                   --           12,482
  Pension liability adjustments                                             (3,506)              --
  Treasury stock, at cost -- 13,552 shares (1996)                               --             (774)
                                                                       -----------      -----------

    Total shareholders' equity                                             886,867        1,502,938
                                                                       -----------      -----------

Total liabilities and shareholders' equity                             $ 2,330,707      $ 2,499,210
                                                                       ===========      ===========


          See accompanying notes to consolidated financial statements.

                               WESTERN ATLAS INC.
                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                                 (in thousands)

                                                           YEAR ENDED DECEMBER 31,
                                                ---------------------------------------------
                                                   1997             1996             1995
                                                -----------      -----------      -----------
COMMON STOCK, PAR VALUE:
    Beginning of year                           $    53,706      $    53,235      $    52,925
    Stock options exercised                             541              434              310
    Shares issued for acquisitions                      312               --               --
    Shares issued under stock purchase plan              29               37               --
                                                -----------      -----------      -----------
    End of year                                 $    54,588      $    53,706      $    53,235
                                                ===========      ===========      ===========

ADDITIONAL PAID-IN CAPITAL:
    Beginning of year                           $ 1,146,066      $ 1,129,417      $ 1,119,889
    Stock options exercised                          23,399           14,771            9,528
    Spin-off of UNOVA, Inc.                        (513,112)              --               --
    Shares issued for acquisitions                   27,067               --               --
    Shares issued under stock purchase plan           1,863            1,878               --
                                                -----------      -----------      -----------
    End of year                                 $   685,283      $ 1,146,066      $ 1,129,417
                                                ===========      ===========      ===========

RETAINED EARNINGS:
    Beginning of year                           $   291,458      $   165,793      $    65,954
    Net earnings (loss)                             (63,116)         125,665           99,839
    Spin-off of UNOVA, Inc.                         (77,840)              --               --
                                                -----------      -----------      -----------
    End of year                                 $   150,502      $   291,458      $   165,793
                                                ===========      ===========      ===========

CUMULATIVE TRANSLATION ADJUSTMENTS:
    Beginning of year                           $    12,482      $     8,402      $     9,557
    Translation rate changes                         (3,699)           4,080           (1,155)
    Spin-off of UNOVA, Inc.                          (8,783)              --               --
                                                -----------      -----------      -----------
    End of year                                 $        --      $    12,482      $     8,402
                                                ===========      ===========      ===========

PENSION LIABILITY ADJUSTMENTS:
    Beginning of year                           $        --      $        --      $        --
    Current year adjustment                          (3,506)              --               --
                                                -----------      -----------      -----------
    End of year                                 $    (3,506)     $        --      $        --
                                                ===========      ===========      ===========

TREASURY STOCK, AT COST:
    Beginning of year                           $      (774)     $        --      $        --
    Shares purchased                                 (4,241)            (774)              --
    Shares issued under stock purchase plan           5,015               --               --
                                                -----------      -----------      -----------
    End of year                                 $        --      $      (774)     $        --
                                                ===========      ===========      ===========

TOTAL SHAREHOLDERS' EQUITY, END OF YEAR         $   886,867      $ 1,502,938      $ 1,356,847
                                                ===========      ===========      ===========



          See accompanying notes to consolidated financial statements.

                               WESTERN ATLAS INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (in thousands)

                                                                                 YEAR ENDED DECEMBER 31,
                                                                      ---------------------------------------------
                                                                         1997             1996             1995
                                                                      -----------      -----------      -----------
Cash flows from operating activities:
    Net earnings from continuing operations                           $    91,811      $    69,922      $    61,409
    Adjustments to reconcile net earnings from continuing
      operations to net cash provided by operating activities:
        Depreciation, depletion, and amortization                         368,937          309,213          273,550
        Change in accounts receivable                                     (79,363)         (47,978)         (42,665)
        Change in inventories                                               4,825           (5,569)         (11,551)
        Change in other current assets                                     (4,043)          31,681          (10,655)
        Change in accounts payable and accrued liabilities                   (970)          49,332          (38,329)
        Change in payroll and related expenses                             13,961           10,367            5,644
        Change in deferred revenue                                        122,132           39,501           18,494
        Reimbursement for shutdown of certain acquired operations              --               --           20,000
        Other operating activities                                          1,768           (6,852)           1,681
                                                                      -----------      -----------      -----------
     Total from continuing operations                                     519,058          449,617          277,578
     Net operating activities from discontinued operations                 12,115           22,252           86,795
                                                                      -----------      -----------      -----------
     Net cash provided by operating activities                            531,173          471,869          364,373
                                                                      -----------      -----------      -----------

Cash flows from investing activities:
    Capital expenditures                                                 (429,972)        (279,553)        (171,147)
    Cost of multiclient seismic data acquired                            (275,055)        (195,922)        (152,336)
    Proceeds from sale of businesses                                           --           12,051          122,000
    Acquisition of businesses, net of cash acquired                       (55,358)            (890)         (20,100)
    Other investing activities                                              2,164           12,374           (6,371)
                                                                      -----------      -----------      -----------
    Total from continuing operations                                     (758,221)        (451,940)        (227,954)
    Net investing activities of discontinued operations                  (406,319)           9,608          (25,249)
                                                                      -----------      -----------      -----------
    Net cash (used in) investing activities                            (1,164,540)        (442,332)        (253,203)
                                                                      -----------      -----------      -----------

Cash flows from financing activities:
    Payment from UNOVA, Inc.                                              109,574            2,855              352
    Proceeds from issuance of common stock                                 23,940           16,346            9,838
    Repayment of long-term obligations                                    (71,275)          (3,168)         (38,833)
    Proceeds from issuance of long-term debt                              369,654            1,009            6,882
    Other financing activities                                              8,327            1,016             (960)
                                                                      -----------      -----------      -----------
    Total from continuing operations                                      440,220           18,058          (22,721)
    Net financing activities of discontinued operations                   210,355          (44,513)         (88,139)
                                                                      -----------      -----------      -----------
    Net cash provided by (used in) financing activities                   650,575          (26,455)        (110,860)
                                                                      -----------      -----------      -----------

Net increase in cash and cash equivalents                                  17,208            3,082              310
Cash and cash equivalents, beginning of year                               16,296           13,214           12,904
                                                                      -----------      -----------      -----------
Cash and cash equivalents, end of year                                $    33,504      $    16,296      $    13,214
                                                                      ===========      ===========      ===========

Supplemental disclosures of cash flow information:
  Cash paid during the year for:
      Interest                                                        $    52,951      $    40,381      $    40,550
      Income taxes                                                    $    52,665      $     6,131      $    67,095
Supplemental schedule of non-cash investing and
  financing activities:
    Acquisitions of businesses --
      Fair value of assets acquired                                   $    28,176      $        --      $        --
      Net cash acquired                                                     2,528               --               --
      Liabilities assumed                                                  (3,325)              --               --
                                                                      -----------      -----------      -----------
      Stock issued in connection with acquisitions                    $    27,379      $        --      $        --
                                                                      ===========      ===========      ===========


          See accompanying notes to consolidated financial statements.

                               WESTERN ATLAS INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A:  SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations. Western Atlas Inc. ("WAI" or the "Company") is a leading supplier of oilfield services and reservoir information technologies for the worldwide oil and gas industry. The Company provides land, marine, and transition-zone seismic data acquisition and processing services; well-logging and completion services; and reservoir characterization and project management services for a worldwide client base. The Company's principal customers are private sector and government-owned oil and gas companies, and approximately 68% of its revenue is generated by activities outside of the United States.

Use of Estimates in the Preparation of Financial Statements. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses for each reporting period. Actual results could differ from those estimates.

Principles of Consolidation. The consolidated financial statements include those of the Company, its subsidiaries, and companies in which WAI has a controlling interest (see Note B.) The equity method is used to account for investments in companies over which WAI has influence but not a controlling interest. All material intercompany transactions are eliminated in consolidation.

Earnings Per Share. In February 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings per Share." The new standard simplifies the computation of earnings per share ("EPS") and increases comparability to international accounting standards. Under SFAS No. 128, "Primary" EPS is replaced by "Basic" EPS, which excludes dilution and is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding for the period. "Diluted" EPS, which is computed similarly to the former "Fully Diluted" EPS, reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock.

The Company was required to adopt the new standard in its year-end 1997 financial statements. As a result, the Company's reported earnings per share for 1996 and 1995 were restated. The effect of this accounting change on previously reported EPS data is as follows:

                                                            1996         1995
                                                          --------     --------
         Primary EPS as originally reported               $   2.31     $   1.85
         Effect of SFAS No. 128                               0.04         0.03
                                                          --------     --------
         Basic EPS as restated                            $   2.35     $   1.88
                                                          ========     ========

         Fully diluted EPS as originally reported         $   2.30     $   1.85
         Effect of SFAS No. 128                               0.02         0.01
                                                          --------     --------
         Diluted EPS as restated                          $   2.32     $   1.86
                                                          ========     ========


Cash Equivalents. The Company considers securities purchased within three months of their date of maturity to be cash equivalents.

Inventories. Inventories are stated at the lower of cost (first-in, first-out method) or market.

Revenue Recognition. Revenue is recognized when products are shipped or as services are performed.

Multiclient Seismic Data. Costs incurred in the creation of Company-owned multiclient seismic data, included in multiclient seismic data and other assets, are capitalized and amortized over the estimated revenue that the Company expects to realize from the licensing of such data. Advances received from customers in payment for specific contracts are included in deferred revenue.

Research and Technology. Research and technology costs are charged to expense as incurred. Worldwide expenditures on research and technology activities amounted to $59.2 million, $54.8 million, and $59.8 million, in the years ended December 31, 1997, 1996, and 1995, respectively.

Property, Plant, and Equipment. Investment in property, plant, and equipment is stated at cost. Depreciation, computed generally by the straight-line method for financial reporting purposes, is provided over the estimated useful lives of the related assets. During the fourth quarter of 1997, the Company extended the estimated useful lives of certain assets to more closely reflect management's current estimate of their expected lives. The effect of this change in accounting estimate resulted in an increase in the Company's earnings from continuing operations of $2.8 million or $0.05 basic earnings per share, for 1997. The Company uses the full cost method of accounting for its investment in oil and gas properties. Under this method, the Company capitalizes all acquisition, exploration, and development costs incurred for the purpose of finding oil and gas reserves. The Company computes the provision for depreciation, depletion, and amortization ("DD&A") of oil and gas properties on a quarterly basis using the unit-of-production method based upon production and estimates of proved reserve quantities. The full cost accounting rules of the Securities and Exchange Commission include a reserve value ceiling test which requires a write-down if the ceiling is exceeded. The Company had write-downs of $12.5 million and $7.0 million during 1997 and 1996, respectively, due to ceiling test limitations.

Income Taxes. The Company measures tax assets and liabilities based on a balance sheet approach. Tax assets and liabilities are stated at the tax rate in effect when the estimated assets and liabilities will be realized. See Note H for further discussion.

Concentrations of Credit Risk. Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents and trade receivables. The Company places its cash and cash equivalents with high-quality financial institutions and limits the amount of credit exposure with any one institution. Concentrations of credit risk with respect to trade receivables are limited because a large number of geographically diverse customers make up the Company's customer base, thus geographically spreading the trade credit risk.

Translation of Foreign Currencies. Financial statements of foreign subsidiaries are translated into U.S. dollars based on the functional currency of each business unit. For units whose local currency is the functional currency, asset and liability accounts are translated at rates in effect at the balance sheet date, and revenue and expense accounts are translated at rates approximating the actual rates on the dates of the transactions. Translation adjustments are included as a separate component of shareholders' equity. For units that have the U.S. dollar as the functional currency, inventories, cost of sales, property, plant, and equipment and related depreciation are translated at historical rates. Other asset and liability accounts are translated at rates in effect at the balance sheet date, and revenue and expenses (excluding cost of sales and depreciation) are translated at rates approximating the actual rates on the dates of the transactions. Translation adjustments are reflected in the Consolidated Statements of Income. At December 31, 1997, the U.S. dollar was the functional currency for substantially all of the Company's foreign operations.

Goodwill and Other Intangibles. For financial statement purposes, goodwill is generally amortized using the straight-line method over its estimated useful life, not exceeding 40 years. The Company assesses the recoverability of goodwill at the end of each fiscal year or more often as circumstances warrant. Factors considered in evaluating recoverability include management's plan with respect to the operations to which the goodwill relates, particularly the historical earnings and projected undiscounted cash flows of such operations.

Dividends. No cash dividends were paid on Common Stock in the years ended December 31, 1997, 1996, and 1995.

Environmental Costs. Provisions for environmental costs are recorded when the Company determines its responsibility for remedial efforts and such amounts are reasonably estimable.

Reclassifications. Certain prior year amounts have been reclassified to conform to the current year presentation.

New Accounting Standards. In 1997, the FASB issued SFAS No.130, "Reporting Comprehensive Income," which establishes standards for reporting and display of comprehensive income and its components. Comprehensive income includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. SFAS No. 130 is effective for the Company beginning in 1998 and is expected to impact the Company's reporting of the excess of additional pension liability over recognized prior service cost. Currently, these items are included as components of Shareholders' Equity.

Also during 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," which establishes new requirements on the reporting of information about operating segments, products and services, geographic areas, and major customers. In February 1998, SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits," was issued which revises required disclosures relating to pensions and postretirement benefit plans. SFAS No. 131 and 132 are effective for the Company beginning in 1998. The Company will analyze these pronouncements during 1998 to determine what, if any, additional disclosures will be required thereunder.

NOTE B:  DISCONTINUED OPERATIONS

On May 4, 1997, the Company's Board of Directors approved, in principle, a plan to distribute (the "Spin-off") to WAI shareholders all of the outstanding common stock of UNOVA, Inc. ("UNOVA"), a wholly owned subsidiary of WAI. UNOVA was subsequently organized to own and conduct all of WAI's industrial automation systems operations, which include its automated data collection and manufacturing systems businesses. Pursuant to the Spin-off, on October 31, 1997 each WAI shareholder of record on October 24, 1997 received an equivalent number of shares of UNOVA common stock. The distribution of such stock was structured to be tax-free to WAI and its shareholders. Concurrent with the Spin-off, UNOVA repaid WAI for intercompany indebtedness totaling $230 million. WAI used the funds to repay certain short-term borrowings.

In connection with the Spin-off, the Consolidated Financial Statements of WAI and related notes thereto were restated to present the operations of UNOVA as discontinued. Income (loss) from discontinued operations included interest expense allocated on the basis of debt levels assumed in the Spin-off. Corporate general and administrative costs of the Company were not allocated to UNOVA for any of the periods presented.

Discontinued operations of UNOVA for the ten months ended October 31, 1997 and the years ended December 31, 1996 and 1995 are as follows:

                                                                   1997          1996          1995
                                                                 --------      --------      --------
                                                                             (in millions)
Net revenue                                                      $1,201.1      $1,164.7      $  942.9
Allocated interest expense                                           17.2          11.5          12.2
Allocated interest income                                             2.7           4.4           2.8

Income (loss) before income taxes                                $ (122.7)     $   92.9      $   64.6
Provision for income taxes                                           32.2          37.2          26.2
                                                                 --------      --------      --------

Total discontinued operations, net of income taxes               $ (154.9)     $   55.7      $   38.4
                                                                 ========      ========      ========


Net assets of UNOVA as of October 31, 1997, the distribution date, and December 31, 1996 are as follows:

                                                  OCTOBER 31,      DECEMBER 31,
                                                     1997              1996
                                                 ------------      ------------
                                                        (in thousands)
Current assets                                   $    752,633      $    695,791
Noncurrent assets                                     586,886           378,002
                                                 ------------      ------------
    Total assets                                    1,339,519         1,073,793
                                                 ------------      ------------

Current liabilities                                  (652,230)         (429,770)
Noncurrent liabilities                                (87,554)          (69,515)
                                                 ------------      ------------
    Total liabilities                                (739,784)         (499,285)
                                                 ------------      ------------
Net assets of UNOVA                              $    599,735      $    574,508
                                                 ============      ============

Assuming the Spin-off had occurred on January 1, 1997, the pro forma effect on the Company's earnings from continuing operations is the reduction of general and administrative expenses of $9.9 million, net of tax, and Spin-off related costs of $5.0 million, net of tax. These amounts would result in an increase of $.28 in basic earnings per share on a pro forma basis.

NOTE C:  BUSINESS ACQUISITIONS, INVESTMENTS, AND DISPOSITIONS

Acquisitions and Investments. The Company made several acquisitions and investments during the year ended December 31, 1997. In May 1997, the Company acquired Sungroup Energy Services Company, a Canadian well-logging, production testing, and completion services provider. During the fourth quarter of 1997, the Company completed the following acquisitions: Geosignal, Inc., a seismic data processing company; Seismic Resources, Inc., a provider of nonexclusive seismic surveys; and ParaMagnetic Logging, Inc., a well-logging research company. These acquisitions were made using Company common stock. Also in the fourth quarter of 1997, the Company used cash to purchase Heartland Kingfisher Inc., a Canadian well-logging company. In 1995, the Company used cash to purchase 50% of PetroAlliance Services Company, Ltd., which offers seismic, well-logging, and integrated project services to local and international oil companies operating in the former Soviet Union.

The purchase method of accounting was used to record all of these acquisitions. Their results of operations are included in the Consolidated Statements of Income from the acquisition dates. These acquisitions and several smaller acquisitions in 1995 and 1996 are integral to the Company's goals, though not material in the aggregate to the Company's consolidated financial statements in any one year.

The Company acquired Norand Corporation ("Norand") on March 3, 1997, and United Barcode Industries ("UBI") on April 4, 1997. These companies were integrated into the Company's industrial automation systems operations and included in the Spin-off. Both transactions were funded using a combination of committed credit facilities, short-term uncommitted credit lines and excess cash. The purchase method of accounting was used to record these acquisitions and, accordingly, the acquisition costs (approximately $280 million and $107 million for Norand and UBI, respectively) were allocated to the net assets acquired based upon their relative fair values. Such allocation assigned $203 million to in-process research and development activities, which was expensed in accordance with FASB Interpretation No. 4 during the second quarter.

The Company also acquired the remaining 51% of Honsberg, a German machine tool maker, in the second quarter of 1997. The original 49% of Honsberg was acquired during 1995. In September 1997, the Company acquired the stamping, engineering, and prototyping division of Modern Prototype Company. These companies were also included in the Spin-off.

Dispositions. The assets of the Company's seismic equipment manufacturing operations were sold during the second quarter of 1995 for approximately $122 million in cash. As part of the sales agreement, the Company entered into a commitment to purchase from the buyer $350 million of seismic and related equipment. The remaining equipment purchase commitment is approximately $67 million as of December 31, 1997. The excess of the sales price over the net book value of the assets sold was deferred and is amortized as the Company purchases equipment from the buyer.

NOTE D:  LONG-TERM DEBT AND FINANCIAL INSTRUMENTS

Long-term Debt

Long-term debt is summarized as follows:

                                                                    DECEMBER 31,
                                                               ---------------------
                                                                 1997         1996
                                                               --------     --------
                                                                  (in thousands)
         Commercial paper                                      $135,250     $     --
         Short-term notes payable, weighted average
           interest rate of 6.25% (1997) and 10.58% (1996)      220,557        3,602
         7.875% notes due 2004                                  250,000      250,000
         8.55% debentures due 2024                              150,000      150,000
         5.65% notes due 1997 and 1998                           48,461       96,921
         Other, principally notes payable in installments
           through 2002 with a weighted average interest
           rate of 7.56% at December 31, 1997                     3,854        3,121
                                                               --------     --------
                                                                808,122      503,644
         Less current portion                                   106,592       53,055
                                                               --------     --------
         Long-term debt                                        $701,530     $450,589
                                                               ========     ========

In July 1997, the Company commenced a short-term commercial paper ("CP") program providing for the issuance of up to $400 million in aggregate maturity value of commercial paper at any given time. As of December 31, 1997, outstanding commercial paper borrowings totaled $135.3 million and interest rates on such borrowings ranged from 5.9% to 6.25% with an effective weighted average interest rate of 6.05%. The CP program is secured by committed credit facilities with a group of banks that provide for $400 million in long-term committed credit reduced by the amount outstanding under the CP program. No amounts were outstanding under the long-term committed credit facilities at December 31, 1997 except those committed in support of the CP program. At December 31, 1997, $300 million in commercial paper and short-term obligations was reclassified as long-term debt as the Company has the ability and intent to refinance such obligations on a long-term basis utilizing existing credit facilities.

The Company maintains off-balance-sheet guarantees and letter-of-credit agreements. At December 31, 1997, the face values of these agreements totaled $156 million of which $84 million was related to contracts to build two seismic vessels. (See "Financial Instruments" below and Note K: "Litigation, Commitments and Contingencies.") The remaining $72 million of credit arrangements are generally related to guarantees of future performance on contracts.

At December 31, 1997, the Company was in compliance with its various debt covenants, which relate to the Company's incurrence of debt, mergers, consolidations, and sale of assets and require the Company to satisfy certain ratios related to tangible net worth, debt-to-equity and interest coverage.

Aggregate Maturities of Debt

Notes payable and long-term obligations at December 31, 1997 mature as follows, in thousands of dollars:

    YEAR ENDED DECEMBER 31,
    -----------------------
    1998                                                   $ 106,592
    1999                                                         830
    2000                                                         300
    2001                                                         300
    2002                                                     300,100
    Thereafter                                               400,000
                                                           ---------
                                                           $ 808,122
                                                           =========

Financial Instruments

The Company uses forward contracts for the purpose of reducing its exposure to adverse fluctuations in foreign exchange and interest rates. While these hedging instruments are subject to fluctuations in value, such fluctuations are generally offset by the value of the underlying exposure being hedged. The Company is not a party to leveraged derivatives and does not hold or issue financial instruments for speculative purposes.

Foreign Currency Management - From time to time, the Company enters into foreign currency forward contracts to hedge anticipated and firmly committed foreign currency transactions. At December 31, 1997, the Company had entered into foreign currency forward contracts with notional amounts of $88.9 million to primarily hedge the commitment to purchase two seismic vessels in 1999. The notional amounts are used to express the volume of these transactions and do not represent exposure to loss. The carrying value of the contracts was not significant. The fair value of the contracts, based on year-end quoted rates for purchasing contracts with similar terms and maturity dates, approximated carrying value and was also not significant. Foreign currency gains and losses for such purchases are deferred as part of the basis of the assets. The counterparties to the Company's forward contracts are major financial institutions. The credit ratings and concentration of risk of these financial institutions are monitored on a continuing basis and, in management's opinion, present no significant credit risk to the Company.

Interest Rate Management - The Company periodically enters into various financial instruments to manage its interest rate exposure. At December 31, 1997, the Company did not have any outstanding interest rate swap agreements.

The following table presents the carrying amounts and estimated fair values of the Company's financial instruments at December 31, 1997 and 1996:

                                                          1997                         1996
                                               -------------------------      ------------------------
                                                CARRYING        FAIR           CARRYING       FAIR
                                                 AMOUNT         VALUE           AMOUNT        VALUE
                                               ----------     ----------      ----------    ----------
                                                                   (in thousands)
        Cash and cash equivalents              $   33,504     $   33,504      $   16,296    $   16,296
        Long-term debt:
           Commercial paper                       135,250        135,250              --            --
           Short-term notes payable               220,557        220,557           3,602         3,602
           7.875% notes due 2004                  250,000        270,200         250,000       265,234
           8.55% debentures due 2024              150,000        181,375         150,000       170,170
           5.65% notes due 1997 and 1998           48,461         48,461          96,921        96,630
           Other debt                               3,854          3,854           3,121         3,121


The following methods and assumptions were used to estimate the fair value of the financial instruments summarized in the table above. The carrying values of accounts receivable, accounts payable, and payrolls and related expenses included in the accompanying Consolidated Balance Sheets approximated market value at December 31, 1997 and 1996.

Cash and cash equivalents - The carrying amounts approximated fair value due to the short maturity of these instruments.

Long-term debt - The fair values of the 7.875% notes and the 8.55% debentures were based on the quoted market price for similar issues. The carrying amount of the commercial paper, short-term notes payable, and other debt approximated fair value due to the short maturities and because the interest rates were reflective of market rates.

NOTE E:  ACCOUNTS RECEIVABLE AND INVENTORIES

Following are the details of accounts receivable:

                                                     DECEMBER 31,
                                                 --------------------
                                                   1997        1996
                                                 --------    --------
                                                    (in thousands)
         Trade receivables                       $440,748    $344,367
         Notes receivable (see Note J)              4,672      16,568
                                                 --------    --------
         Total                                   $445,420    $360,935
                                                 ========    ========

Summarized below are the components of inventory balances:

                                                      DECEMBER 31,
                                                 --------------------
                                                   1997        1996
                                                 --------    --------
                                                    (in thousands)
         Raw materials                           $ 19,084    $ 20,377
         Work in progress                          16,032      15,730
         Finished goods                             4,244       6,599
                                                 --------    --------
         Total                                   $ 39,360    $ 42,706
                                                 ========    ========

NOTE F:  PROPERTY, PLANT, AND EQUIPMENT

Investment in property, plant, and equipment consists of the following:

                                                                          DECEMBER 31,
                                                                 ------------------------------
                                                                     1997              1996
                                                                 -------------    -------------
                                                                         (in thousands)
         Land                                                    $      34,193    $      35,340
         Buildings                                                     142,973          131,087
         Machinery and equipment                                     1,130,594          952,730
         Investment in E&P projects, full cost method                  110,401           33,073
         Less accumulated depreciation and depletion                 (491,779)        (459,978)
                                                                 -------------    -------------
         Total                                                   $     926,382    $     692,252
                                                                 =============    =============


The net book value of assets utilized under capital leases was not material at December 31, 1997 and 1996.

The range of estimated useful lives for determining depreciation and amortization of the major classes of assets are:

         Buildings                                                 10 - 45 years
         Land improvements and building improvements                2 - 10 years
         Machinery and equipment                                    2 - 20 years

As of December 31, 1997, minimum rental commitments under noncancellable operating leases are set forth in the table below, in thousands:

           YEAR ENDING DECEMBER 31,
           ------------------------
             1998                                                   $    8,177
             1999                                                        6,517
             2000                                                        4,021
             2001                                                        1,222
             2002                                                          569
             Thereafter                                                  4,209
                                                                    ----------
                                                                    $   24,715
                                                                    ==========

Rental expense for operating leases, including amounts for short-term leases with nominal, if any, future rental commitments, was $111.7 million, $73.1 million, and $75.4 million, for the years ended December 31, 1997, 1996, and 1995, respectively. The minimum future rentals receivable under subleases and the contingent rental expenses were not significant.

NOTE G:  SHAREHOLDERS' EQUITY

The following table presents shares used in the computation of earnings per share:

                                                               YEAR ENDED DECEMBER 31,
                                                         ----------------------------------
                                                           1997         1996         1995
                                                         --------     --------     --------
                                                                   (in thousands)
         Weighted average common shares outstanding
           (net of treasury shares)                        54,252       53,490       53,074
         Additional potentially dilutive securities
           (equivalent in common stock)                     1,361          781          681
                                                         --------     --------     --------

         Total                                             55,613       54,271       53,755
                                                         ========     ========     ========


Stock Option Plans

The Company has a stock option plan, which provides for the grant of incentive awards to officers and other key employees. Incentive awards are granted in the form of stock options at a price equal to the fair market value of the Company's common stock on the date of grant, at terms not exceeding 10 years. The Company also has a directors' stock option plan that provides for the grant of stock options to the Company's nonemployee directors. Under this plan, stock options are granted annually at the fair market value of the Company's common stock on the date of grant at terms not exceeding 10 years. The number of options so granted annually is fixed by the plan. Options granted under the directors' stock option plan become fully exercisable on the first anniversary of their grant. Under these plans, there were a total of 1,818,390 and 1,098,528 shares subject to options which were exercisable as of December 31, 1997 and 1996, respectively, and 1,142,464 shares available for grant as of December 31, 1997.

The following table summarizes the shares outstanding under the Company's stock option plans:

                                                                                WEIGHTED-AVERAGE
                                                                  NUMBER         EXERCISE PRICE
                                                                 OF SHARES         PER SHARE
                                                               ------------     ----------------
     OUTSTANDING AT DECEMBER 31, 1994                            2,751,993      $     25.87
       Granted                                                     580,500            42.89
       Exercised                                                  (310,839)           18.74
       Canceled                                                   (154,270)           36.13
                                                               -----------
     OUTSTANDING AT DECEMBER 31, 1995                            2,867,384            29.54
       Granted                                                     614,600            58.03
       Exercised                                                  (441,327)           17.64
       Canceled                                                    (74,005)           39.47
                                                               -----------
     OUTSTANDING AT DECEMBER 31, 1996                            2,966,652            36.96
       Prior to the Spin-off --
       Granted                                                   1,349,879            62.37
       Exercised                                                  (466,910)           28.92
       Canceled                                                    (35,736)           51.10
       After the Spin-off --
       Spin-off adjustment                                         884,290              N/A
       Exercised                                                   (77,325)           15.66
       Canceled                                                       (895)           29.38
                                                               -----------
     OUTSTANDING AT DECEMBER 31, 1997                            4,619,955            38.37
                                                               ===========


In connection with the Spin-off, all employee and director options outstanding immediately prior to the Spin-off were adjusted by increasing the number of shares subject to the option and decreasing the exercise price per share so as to preserve the difference between the aggregate exercise price of the option and the aggregate market value of the shares subject to the option. Grants in 1997 include options to acquire 484,379 common shares with a weighted average exercise price of $39.42 which were acquired in the acquisition of Norand.

Outstanding stock option data as of December 31, 1997:

                                            OPTIONS OUTSTANDING                                 OPTIONS EXERCISABLE
                                ---------------------------------------------------       -------------------------------
                                 NUMBER      WEIGHTED-AVERAGE      WEIGHTED-AVERAGE        NUMBER        WEIGHTED-AVERAGE
                                   OF            REMAINING             EXERCISE              OF              EXERCISE
   RANGE OF EXERCISE PRICES      OPTIONS      CONTRACTUAL LIFE           PRICE             OPTIONS             PRICE
   ------------------------     ---------    -----------------     ----------------       ---------      ----------------
   $  1.65   to      $10.99       191,060         2.37 years            $   9.85            191,060           $   9.85
     12.31   to       20.22       447,065         3.98                     15.69            445,810              15.69
     21.02   to       29.98       710,734         5.69                     23.77            513,754              23.23
     30.06   to       37.86     1,355,265         7.12                     34.41            467,536              34.24
     40.10   to       47.73       804,566         8.38                     46.51            190,525              46.41
     49.01   to       58.78        71,638         8.80                     51.60              8,879              51.49
     60.95   to       69.65     1,039,627         9.53                     61.29                826              66.76


The fair value of stock options granted during 1997 and 1996 were $26.3 million and $12.8 million, respectively. The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 1997 and 1996, respectively: risk-free interest rates of 6.3% and 6.4%, expected life of five years for both years; and expected volatility of 33% and 26%, determined from historical stock price fluctuations. There is no assurance that the assumptions used in determining the fair values of stock options will prove true in the future. The actual value of the options depends on several factors, including the actual market price of the common stock on the date of exercise. Changes in any of these factors as well as fluctuations in the market price of the Company's common stock will cause the actual value of these options to vary from the theoretical value indicated above.

Employee Stock Purchase Plan

Under the 1996 Employee Stock Purchase Plan, the Company is authorized to sell up to 2.5 million shares of common stock to eligible full-time employees of WAI and participating subsidiaries. At each semi-annual offering period, employees can choose to have up to 8% of their annual earnings withheld to purchase the Company's common stock up to a maximum amount of $21,250 per calendar year. The purchase price of the stock is 85% of the lower of its beginning-of-period or end-of-period market price. The Company sold 95,129 and 36,975 shares under the Plan in 1997 and 1996, respectively, with approximately 20% of eligible employees participating each year. The weighted-average fair value of purchase rights granted in 1997 and 1996 was $1,687,000 and $471,800, respectively. The fair value of the stock purchase rights was determined using the same method and parameters for stock option grants described above, except for the use of an expected life equal to the purchase window period. As previously noted, the actual value of purchase rights may vary from the theoretical value determined using the Black-Scholes option pricing model.

Pro Forma Compensation Disclosure

The Company accounts for its stock-based compensation plans in accordance with Accounting Principles Board Opinion No. 25, under which no compensation cost is recognized for stock option awards or grants of stock purchase rights. Had compensation cost for these plans been determined consistent with SFAS No. 123, "Accounting for Stock-Based Compensation", the Company's pro forma net income and basic earnings per share for 1997, 1996, and 1995 would have been:

                                                                   AS REPORTED       PRO FORMA
                                                                  ------------      ------------
                                                                    (in thousands, except EPS)
         YEAR ENDED DECEMBER 31, 1997:
           Earnings from continuing operations                    $     91,811      $     88,141
           Earnings (loss) from discontinued operations               (154,927)         (158,294)
                                                                  ------------      ------------
           Net earnings (loss)                                    $    (63,116)     $    (70,153)
                                                                  ============      ============

           Basic earnings (loss) per share:
             Continuing operations                                $       1.69      $       1.63
             Discontinued operations                                     (2.85)            (2.92)
                                                                  ------------      ------------
             Total earnings (loss) per share                      $      (1.16)     $      (1.29)
                                                                  ============      ============

         YEAR ENDED DECEMBER 31, 1996:
           Earnings from continuing operations                    $     69,922      $     68,475
           Earnings from discontinued operations                        55,743            54,358
                                                                  ------------      ------------
           Net earnings                                           $    125,665      $    122,833
                                                                  ============      ============

           Basic earnings per share:
             Continuing operations                                $       1.31      $       1.28
             Discontinued operations                                      1.04              1.02
                                                                  ------------      ------------
             Total earnings per share                             $       2.35      $       2.30
                                                                  ============      ============

         YEAR ENDED DECEMBER 31, 1995:
           Earnings from continuing operations                    $     61,409      $     60,855
           Earnings from discontinued operations                        38,430            37,965
                                                                  ------------      ------------
           Net earnings                                           $     99,839      $     98,820
                                                                  ============      ============

           Basic earnings per share:
             Continuing operations                                $       1.16      $       1.15
             Discontinued operations                                      0.72              0.71
                                                                  ------------      ------------
             Total earnings per share                             $       1.88      $       1.86
                                                                  ============      ============

The actual pro forma impact on net income and earnings per share may differ from the theoretical valuation determined using the Black-Scholes option pricing model due to factors previously noted. Further, the SFAS No. 123 method of accounting was not applied to options granted prior to January 1, 1995, therefore, the resulting pro forma compensation cost may not be representative of that to be expected in future years.

Shareholder Rights Plan

On August 17, 1994, the Company's Board of Directors adopted a Share Purchase Rights Plan and, in accordance with such Plan, declared a dividend of one preferred share purchase right for each outstanding share of Company common stock, payable August 31, 1994 to shareholders of record on that date. In the event that a party acquires more than 15% of the Company's then outstanding Common Stock, the Plan will cause substantial dilution to a party that attempts to acquire the Company in a manner or on terms not approved by the Board of Directors, except pursuant to an offer conditioned on a substantial number of rights being acquired.

The rights, which do not have voting rights and are not entitled to dividends until such time as they become exercisable, expire on August 2004.

NOTE H:  TAXES ON INCOME

The components of taxes on income from continuing operations consist of the following provisions (benefits):

                                          YEAR ENDED DECEMBER 31,
                                   -----------------------------------
                                     1997         1996          1995
                                   --------     --------      --------
                                              (in thousands)
         Currently payable:
           U.S. taxes              $  8,132     $  2,672      $  7,003
           International taxes       48,385       45,578        43,588
         Deferred:
           U.S. taxes                 2,917       (1,635)       (8,792)
                                   --------     --------      --------
                                   $ 59,434     $ 46,615      $ 41,799
                                   ========     ========      ========

Deferred tax assets and liabilities result from the effect of transactions that are recognized in different periods for financial and tax reporting purposes. The primary components of the Company's deferred tax assets and liabilities are as follows:

                                                 DECEMBER 31, 1997             DECEMBER 31, 1996
                                             -------------------------     -------------------------
                                               ASSET        LIABILITY        ASSET        LIABILITY
                                             ----------     ----------     ----------     ----------
                                                                 (in thousands)
         Accrued liabilities                 $   12,934     $       --     $   21,623     $       --
         Receivables and inventory                8,421             --          7,908             --
         Research and development credit
           carryover                              6,555             --             --             --
         Noncompete agreements                       --          8,071             --
                                                                                               5,956
         Postretirement benefits                  1,244             --            934             --
         Pensions                                 3,103             --          1,317             --
         Depreciation, depletion, and
           amortization                           1,495             --          6,053             --
         Other items                              1,089          3,086          5,214          2,479
                                             ----------     ----------     ----------     ----------
                                             $   34,841     $   11,157     $   43,049     $    8,435
                                             ==========     ==========     ==========     ==========

The following is a reconciliation of income taxes at the U.S. statutory rate of 35% to the provision for income taxes:

                                                                  YEAR ENDED DECEMBER 31,
                                                        ------------------------------------------
                                                           1997            1996            1995
                                                        ----------      ----------      ----------
                                                                      (in thousands)
         Tax at U.S. statutory rate                     $   52,936      $   40,788      $   36,123
         State income taxes, net of federal benefit          1,654            (450)         (1,605)
         Amortization of non-deductible goodwill             1,578           1,624           1,409
         Foreign earnings taxed at other than U.S.
           statutory rate                                    1,529           1,266          (1,089)
         Non-deductible meals and entertainment              2,083           2,048           1,662
         Other items                                          (346)          1,339           5,299
                                                        ----------      ----------      ----------
                                                        $   59,434      $   46,615      $   41,799
                                                        ==========      ==========      ==========

NOTE I:  PENSION AND OTHER POSTRETIREMENT BENEFIT PLANS

Pension Benefits

The Company has retirement and pension plans that cover most of its regular, full-time employees. Most of the Company's U.S. employees are covered by a defined contribution plan. The Company contributes an amount based on its consolidated pretax earnings in accordance with the provisions of such plan. This plan includes a voluntary savings feature that is intended to qualify under
Section 401(k) of the Internal Revenue Code and is designed to enhance the retirement programs of participating employees. Under this feature, the Company matches up to 67% of a certain portion of participants' contributions.

Certain subsidiaries of the Company also have retirement and savings plans for eligible employees located outside the United States. The pension liabilities and their related costs are computed in accordance with the laws of the individual nations and appropriate actuarial practices.

The Company has a defined benefit retirement plan for its directors whereby retired directors are paid an amount equal to active directors for a specified period of time after retirement. In the event of a change in control in the Company, directors receive a lump sum distribution of these payments.

U.S. Pension Plans

A summary of the components of net periodic pension cost for the U.S. defined benefit plans and defined contribution plans for the years ended December 31, 1997, 1996, and 1995, is as follows:

                                                                          YEAR ENDED DECEMBER 31,
                                                                ------------------------------------------
                                                                   1997             1996             1995
                                                                ----------      ----------      ----------
                                                                              (in thousands)
         Defined benefit plans:
           Service cost - benefits earned during the period     $       54      $       --      $       --
           Interest cost on projected benefit obligation               537             337             271
           Net amortization and deferral                               314              38            (175)
                                                                ----------      ----------      ----------
           Net periodic pension cost                                   905             375              96
         Defined contribution plans                                 39,033          32,792          30,421
                                                                ----------      ----------      ----------
         Net periodic pension cost                              $   39,938      $   33,167      $   30,517
                                                                ==========      ==========      ==========

Actuarial assumptions for the Company's U.S. defined benefit plans included an expected long-term rate of return on plan assets of 8.00% and 9.25% for fiscal years 1997 and 1996, respectively. The weighted-average discount rate used in determining the actuarial present value of the projected benefit obligation was 7.0% and 7.5% at December 31, 1997 and 1996, respectively. The rate increase in future compensation levels was 5% at December 31, 1997 and 1996. Pursuant to the provisions of SFAS No. 87, "Employers' Accounting for Pensions," the Company recorded in other noncurrent liabilities an additional minimum pension liability adjustment of $5.4 million as of December 31, 1997. This additional liability represented the amount by which the accumulated benefit obligation exceeded the accrued amounts previously recorded. As there were no previously unrecognized prior service costs at December 31, 1997, the full amount of the adjustment, net of the related deferred tax benefit, was recorded as a reduction of stockholders' equity of $3.5 million.

The following table sets forth the amounts recognized in the Company's balance sheet at December 31, 1997 and 1996 for the Company's U.S. defined benefit plans. All of the plans are unfunded.

                                                                       DECEMBER 31,
                                                                --------------------------
                                                                   1997            1996
                                                                ----------      ----------
                                                                      (in thousands)
         Actuarial present value of benefit obligations:
            Vested benefit obligation                           $  (10,095)     $   (4,928)
                                                                ==========      ==========

            Accumulated benefit obligation                      $  (10,095)     $   (4,928)
                                                                ==========      ==========

         Projected benefit obligation                           $  (11,024)     $   (7,082)
         Unrecognized net transition asset                              --            (108)
         Unrecognized net loss                                       6,323           2,262
                                                                ----------      ----------
         Accrued pension liability                                  (4,701)         (4,928)
         Adjustment required to recognize minimum liability         (5,394)             --
                                                                ----------      ----------
         Pension cost liability                                 $  (10,095)     $   (4,928)
                                                                ==========      ==========

Non-U.S. Pension Plans

For the principal non-U.S. pension plans located in the United Kingdom, the weighted-average discount rate used was approximately 8.5% at December 31, 1997. The rate of increase in future compensation used was approximately 5.5% and the rate of return on assets was 9.0% at December 31, 1997.

Pension costs for non-U.S. plans were not material for any of the periods presented herein. The actuarial present value of projected benefits at December 31, 1997 was $25.8 million compared with net assets available for benefits of $33.2 million.

Other Postretirement Benefits

In addition to pension benefits, certain of the Company's U.S. employees are covered by postretirement health care and life insurance benefit plans. These benefit plans are unfunded.

The net periodic postretirement benefit costs were not material for any of the periods presented herein. The accumulated benefit obligation at December 31, 1997 was $6.1 million, of which $1.9 million was attributable to retirees and $4.2 million to other active plan participants. The accumulated benefit obligation for continuing operations at December 31, 1996 was $3.8 million, of which $1.4 million was attributable to retirees and $2.4 million was attributable to active plan participants.

Actuarial assumptions used to measure the accumulated benefit obligation include a discount rate of 7.0% and 7.5% at December 31, 1997 and 1996, respectively. The assumed health care cost trend rate for fiscal 1997 was 11.0% and is projected to decrease over 20 years to 5.4%. The effect of a one-percentage-point increase in the assumed health care cost trend rate on the service cost and interest cost components of the net periodic postretirement benefit cost is not material. A one-percentage-point increase in the assumed health care cost trend rate on the accumulated benefit obligation results in an increase of approximately $0.3 million.

NOTE J:  LITIGATION, COMMITMENTS, AND CONTINGENCIES

The Company is currently, and from time to time, subject to claims and suits arising in the ordinary course of its business. In the opinion of the Company's General Counsel, the ultimate resolution of currently pending proceedings will not have a material adverse effect on the Company's financial statements.

NOTE K:  RELATED PARTY TRANSACTIONS

For the purpose of governing certain relationships between UNOVA and the Company after the Spin-off, UNOVA and the Company entered into various agreements described below:

         (i) Distribution and Indemnity Agreement - UNOVA and the Company entered into a Distribution and Indemnity Agreement providing for, among other things, the principal corporate transactions required to effect the Spin-off and certain other agreements governing the relationship between UNOVA and the Company with respect to the Spin-off.
         (ii) Tax-Sharing Agreement - As part of the Spin-off, UNOVA and the Company entered into a Tax Sharing Agreement which provides, among other things, for the allocation between the parties of federal, state, local, and foreign tax liabilities for all periods through the Spin-off date.
         (iii) Benefits Agreement - UNOVA and the Company entered into an Employee Benefits Agreement providing for the treatment of employee benefit matters and other compensation arrangements for certain former and current employees of UNOVA and its subsidiaries.
         (iv) Intellectual Property Agreement - UNOVA and the Company entered into an Intellectual Property Agreement providing for the transfer of ownership of intellectual property without charge from Western Atlas to UNOVA and its subsidiaries, and to provide UNOVA and its subsidiaries the rights to use the Western Atlas name for a period of six months after the Spin-off without charge.

The Chairman of the Company's board of directors serves as the Chairman and Chief Executive Officer of UNOVA. In addition, one of the Company's other directors is also a member of the board of directors of UNOVA.

Included in accounts receivable are notes due from the Company's unconsolidated subsidiaries of $9.9 million and $15.9 million at December 31, 1997 and 1996, respectively. Such amounts are partially collateralized by certain fixed assets of such subsidiaries and bear interest at 10% to 18%. Accounts payable includes $0.3 million and $1.6 million due to related parties at December 31, 1997 and 1996, respectively.

NOTE L:  OPERATIONS BY GEOGRAPHIC AREA

                              YEAR ENDED       UNITED                    LATIN      AFRICA AND
                             DECEMBER 31,      STATES       EUROPE      AMERICA     MIDDLE EAST    OTHER        TOTAL
                             ------------     --------     --------     --------    -----------   --------     --------
                                                                    (in millions)
Revenue                          1997         $    529     $    303     $    294     $    337     $    195     $  1,658
                                 1996              432          286          209          322          169        1,418
                                 1995              414          251          204          276          138        1,283

Operating profit                 1997         $     82     $      8     $     47     $     34     $     30     $    201
                                 1996               64           11           29           28           15          147
                                 1995               49           12           28           25           21          135

Identifiable assets              1997         $  1,287     $    343     $    163     $    334     $    204     $  2,331
at year end                      1996            1,693          255          153          284          114        2,499
                                 1995            1,721          170           86          210           82        2,269

NOTE M:  QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

                                                                 QUARTER ENDED
                                            ----------------------------------------------------------
                                             MARCH 31        JUNE 30         SEPT. 30        DEC. 31          TOTAL
                                            ----------      ----------      ----------      ----------      ----------
                                                                (in millions, except per share data)
1997
  Revenue                                   $    380.0      $    418.5      $    420.2      $    439.5      $  1,658.2
  Gross profit                                    71.1            83.8            93.7            97.4           346.0

  Net earnings (loss) from:
     Continuing operations                  $     16.1      $     16.6      $     27.3      $     31.8      $     91.8
     Discontinued operations                      14.7          (186.5)           14.1             2.8          (154.9)
                                            ----------      ----------      ----------      ----------      ----------
     Net earnings (loss)                    $     30.8      $   (169.9)     $     41.4      $     34.6      $    (63.1)
                                            ==========      ==========      ==========      ==========      ==========

  Basic earnings (loss) per share from:
     Continuing operations                  $     0.30      $     0.31      $     0.50      $     0.58      $     1.69
     Discontinued operations                      0.28           (3.46)           0.27            0.06           (2.85)
                                            ----------      ----------      ----------      ----------      ----------
     Total                                  $     0.58      $    (3.15)     $     0.77      $     0.64      $    (1.16)
                                            ==========      ==========      ==========      ==========      ==========

  Diluted earnings (loss) per share from:
     Continuing operations                  $     0.29      $     0.30      $     0.49      $     0.57      $     1.65
     Discontinued operations                      0.28           (3.37)           0.26            0.05           (2.78)
                                            ----------      ----------      ----------      ----------      ----------
     Total                                  $     0.57      $    (3.07)     $     0.75      $     0.62      $    (1.13)
                                            ==========      ==========      ==========      ==========      ==========

  Common stock market prices:
     High                                   $ 58 63/64      $ 57 45/64      $ 71 51/64      $   81 1/2              --
     Low                                      45 7/8          45 3/32         56 43/64          63 7/8              --

1996
  Revenue                                   $    309.0      $    362.4      $    362.6      $    384.1      $  1,418.1
  Gross profit                                    56.5            70.8            80.2            77.4           284.9

  Net earnings from:
     Continuing operations                  $     11.4      $     17.6      $     22.1      $     18.8      $     69.9
     Discontinued operations                      11.3            12.3            14.4            17.8            55.8
                                            ----------      ----------      ----------      ----------      ----------
     Net earnings                           $     22.7      $     29.9      $     36.5      $     36.6      $    125.7
                                            ==========      ==========      ==========      ==========      ==========

  Basic earnings per share from:
     Continuing operations                  $     0.22      $     0.33      $     0.41      $     0.35      $     1.31
     Discontinued operations                      0.21            0.23            0.27            0.33            1.04
                                            ----------      ----------      ----------      ----------      ----------
     Total                                  $     0.43      $     0.56      $     0.68      $     0.68      $     2.35
                                            ==========      ==========      ==========      ==========      ==========

  Diluted earnings per share from:
     Continuing operations                  $     0.21      $     0.33      $     0.41      $     0.34      $     1.29
     Discontinued operations                      0.21            0.23            0.26            0.33            1.03
                                            ----------      ----------      ----------      ----------      ----------
     Total                                  $     0.42      $     0.56      $     0.67      $     0.67      $     2.32
                                            ==========      ==========      ==========      ==========      ==========

  Common stock market prices:
     High                                   $ 48 33/64      $ 51 1/4        $   49 7/8      $ 57 7/32               --
     Low                                      39 1/32         43 17/32          42 1/4        48 33/64              --


As of February 25, 1998 there were approximately 21,200 holders of record of the Company's common stock.

NOTE N:    SUBSEQUENT EVENTS

On March 8, 1998, the Company entered into an agreement to acquire the stock of Wedge Dia-Log, Inc. ("Wedge Dia-Log"), for approximately $218 million in cash. Wedge Dia-Log is a wireline company specializing in cased-hole and pipe recovery services.

In addition, on March 8, 1998, the Company entered into an agreement to acquire the stock of 3-D Geophysical, Inc., a supplier of primarily land-based seismic data acquisition services, in an all cash tender offer for $9.65 per share, for an aggregate of $115 million if all shares are tendered.

The above acquisitions will be accounted for using the purchase method of accounting.